1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 689-4441 Fax: (561) 478-1817 www.harriscramer.com

July 13, 2005

VIA EDGAR

AND FACSIMILE [202-772-9203]

Celeste M. Murphy, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-3628

Re:

SmartVideo Technologies, Inc. – Preliminary Consent Statement

of Forté Capital Partners, LLC

Dear Ms. Murphy:

We are counsel to Forté Capital Partners, LLC (“Forté”) and are responding to the Staff’s comment letter dated July 12, 2005. The numbers set forth below correspond to the numbers in your comment letter:

1

Our Edgar filing agent spoke with Ms. Leslie Wilson in your technical support office, and has provided us with an email stating that Ms. Wilson confirmed that the amended filing was marked with the required  tags. We do not know why the document you reviewed was not properly marked. However, our Edgar filing agent assures us it will properly mark all future filings.

2

Information has been added at page 8 stating that the stockholders have the authority to take each of the proposed actions pursuant to the Delaware General Corporation Law and that neither the certificate of incorporation nor the bylaws restrict this authority. Supplementally, we are enclosing as Appendix A the specific provisions of each operative document which authorizes each proposal as well as the provisions relating to consent by a majority of the voting power..

3

The fact that the financial information has been taken from Commission filings is disclosed at page 5.

4

This information came from the 2004 Form 10-KSB and a specific reference is contained at page 7.

At page 3, we have expanded the description of the services Forte performed for the Company.

A discussion of the consequences of terminating Mr. Bennett’s employment “with” or “without” cause has been added at page 9.

The requested Tandy letter is attached as Appendix B to this response.

We appreciate the Staff’s consideration and if there are any questions, please call me at 561-689-4441.

Sincerely yours,

/s/ Michael D. Harris
Michael D. Harris

MDH/cdv

cc:

Mr. Daniel McKelvey

Appendix A

Action	Delaware General Corporation Law	Certification of Incorporation	Bylaws
Repeal of Bylaw amendments by consent of stockholders	§109(a)	N.A.	Article IX
Amending the Company’s Bylaws to provide a minimum of four directors	§109(a)	N.A.	Article IX
To elect nominees to fill vacancies	§151(b)	N.A.	Article II, Section 4
To remove all of the current members of the Board of Directors	§141(k)	N.A.	Article II, Section 5
Action by consent without a meeting	§228	Article V	Article I, Section 10

Appendix B

July 13, 2005

Celeste M. Murphy

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Smart Video Technologies, Inc.

File No. 000-26809

Dear Ms. Murphy:

Daniel McKelvey, Steve Himmelman, Michael P. Walsh and Richard Seifert are the nominees to the board of directors of Smart Video Technology, Inc.and Daniel McKelvey is the managing member of Forte Capital Partners, LLC (“Forte) (collectively, the “Participants”), all as contained in Forte’s Consent Statement. We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated July 12, 2005, regarding our Schedule 14 A/A No. 1 filed July 7, 2005.

The Participants acknowledge the following:

1.

The Participants are responsible for the adequacy and accuracy of the disclosure in the filings;

2.

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Daniel McKelvey
Daniel McKelvey, individually and as managing member of Forte Capital Partners, LLC

/s/ Steve Himmelman
Steve Himmelman

/s/ Michael P. Walsh
Michael P. Walsh

/s/ Richard Seifert
Richard Seifert